

April 18, 2012

<u>Via E-mail</u>
Mr. Gregory D. Perry
Executive Vice President, Chief Financial Officer
ImmunoGen, Inc.
830 Winter Street
Waltham, MA 02451

Re: ImmunoGen, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2011
Filed August 29, 2011
Form 10-Q for the Quarterly Period Ended December 31, 2011
Filed January 31, 2012
File No. 000-17999

Dear Mr. Perry:

We have reviewed your March 16, 2012 response to our February 16, 2012 letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the Year Ended June 30, 2011

Item 1. Business
Out-licenses and Collaborations, page 8

1. We note your response to our prior comment 1. We disagree with your analysis that most of your collaboration agreements are not material. As you have noted in your disclosure, since you have yet not commercialized any products, your various collaborations are currently your only source of generating revenue and you rely on this revenue to fund your operations. The fact that most of the products being developed through these collaborations are still in a relatively early stage is not relevant for purposes of determining whether the agreements are material. We therefore request that you not delete your disclosure as you have proposed and that you include the material terms of

the agreements in your next annual report on Form 10-K. Please provide us with draft disclosure for that purpose.

2. We note your response to our prior comment 2. As noted in our comment above, your collaborations are currently your sole source of revenue, and we note that these three agreements have generated $72 million over the past three fiscal years. We therefore disagree with your conclusion that you are not substantially dependent upon them. Please file these agreements with your next quarterly report on Form 10-Q.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
B.   Summary of Significant Accounting Policies
Revenue Recognition, page 62

3. In your proposed disclosure in Exhibit D on page 42, you indicate that you allocated $41.2 million of the $45 million upfront fee from Novartis to the D&C license and the remaining $3.8 million to the rights to future technological improvements. In Exhibit G you indicate a similar allocation for the Lilly agreement. It is unclear how you applied ASC 605-25-30-1 and 2 in determining and allocating total arrangement consideration to all deliverables under these agreements, including your deliverables for research services and, in the case of Lilly, the delivery of cytotoxic agents. As a result, for each of these agreements:
   - Provide us a schedule of the components comprising total arrangement consideration and how each component was determined. Separately identify consideration that is not contingent on delivery of additional items or meeting other specified performance conditions as discussed under ASC 605-25-30-5.
   - Provide us your allocation of total arrangement consideration to each deliverable showing the selling price, whether it represents vendor specific objective evidence, third party evidence or best estimate, and the amount allocated to each deliverable.

4. In your response to comment 4 you indicate that you have sold preclinical and clinical supply materials at prices below your cost. It is unclear whether the arrangement consideration allocated to the supply component under the relative selling price method for the Lilly agreement is at or below your contract price. Please explain to us whether you have recorded a loss contract accrual for future sales commitments below your cost. If not, please explain why not. In any regard, please revise your proposed disclosure to specifically highlight that the arrangement consideration allocated to materials under your collaboration agreements is below cost and that you do not expect that your cost will ever be below your contract selling price for your existing collaborations, consistent with your response on page 7.

5. Your response to comment 5 asserts that your substantial involvement in the development of your partner's drug candidates ends with the completion of non-pivotal Phase II testing. Please explain to us what, if any, performance obligations you have that extend

after a partner completes non-pivotal Phase II testing and why any such obligations do not necessitate revenue being recognized over a period that includes pivotal Phase III testing and regulatory review and approval. In your response, please explain whether any such performance obligations are separate deliverables under ASC 605-25 and, if so, whether they have standalone value and why. Also in your response, please specifically tell us whether you are obligated to assist a partner in preparing any regulatory submissions and/or answering any queries from a regulatory authority during the regulatory approval process or whether you participate in any joint development or joint steering committees with your partners.

6. Please revise your proposed disclosure from Exhibit C provided in response to comment 6 to specifically clarify that you recognize revenue associated with the completion of non-substantive milestones upon completion of that milestone because there are no undelivered elements and you have no continuing performance obligation consistent with your response on page 9. In addition, please revise your proposed disclosure in the last paragraph on page 34 to specifically indicate that you do not contribute effort to your non-substantive milestones. Please confirm to us that you do not bifurcate individual milestone payments into substantive and non-substantive components and that none of your non-substantive milestones are based on the passage of time.

7. Please revise your proposed disclosure from Exhibit D provided in response to comment 6 to clarify how your next potential milestone could relate to a regulatory event when development milestones are still outstanding. In this regard, for example, in your proposed Roche disclosure on page 36 of the response you indicate that the next potential milestone that you are entitled to receive is $10.5 million in the US or $5 million in Europe for marketing approval of T-DM1 even though you indicate that there are still $13.5 million in development milestones outstanding. It appears that this issue is also present in the May 2000 right-to-test agreement with Genentech and also the Amgen agreement.

8. It appears based on the proposed disclosure for your Novartis agreement in Exhibit D and your Lilly agreement in Exhibit G that, since the adoption of ASU 2009-13, you plan to recognize the upfront fees for the combined research license and D&C license units of account upon the delivery of the first D&C licenses because you believe that each unit of account for these agreements has standalone value. Please confirm that this is your intent and, if so, please explain why it is appropriate to recognize the entire amounts allocated to the combined units of account when Novartis and Lilly each have the option to enter into additional D&C licenses for product candidates identified under their research licenses. In your response, please tell us whether for either agreement you have an obligation to participate in any joint committees with your partners or whether you must provide either partner assistance with the preparation of their regulatory submissions. If so, please explain to us your accounting for these obligations.

9. Please revise your proposed disclosure for your Novartis agreement in Exhibit D and your Lilly agreement in Exhibit G to clarify why the rights to future technological

improvements, the research services and, in the case of Lilly, the delivery of cytotoxic agents have standalone value from the combined license units of account consistent with your responses to comments 8 and 10.

10. It appears that your proposed Lilly agreement disclosure in Exhibit G incorrectly identifies the D&C license option as being substantive in the last line on page 48. If so, please revise your proposed disclosure to correct or explain to us the inconsistency with its preceding sentence.

Please contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Mark Brunhofer, Accounting Reviewer, at (202) 551-3638, if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Scot Foley, Staff Attorney, at (202) 551-3383 or Jeffrey Riedler, Assistant Director, at (202) 551-3715 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant